UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the release of Nova Minerals Limited (the “Company”) dated April 28, 2026, titled “Nova Minerals US Redomiciliation – Dispatch of Scheme Booklet and Notice of Scheme Meeting.”

As stated in the press release, on April 28, 2026, the Company has now dispatched the Scheme Booklet (including the Notice of Scheme Meeting) to Shareholders, ADS Holders and Listed Warrant holders for the purpose of effecting the Company’s proposed redomiciliation to the United States. A copy of the Scheme Booklet is attached to the press release filed as Exhibit 2.1 and incorporated herein by reference

This report on Form 6-K (including the exhibits attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Nova Minerals Limited Scheme Booklet dated April 22, 2026 attached to the press release furnished as Exhibit 2.1 hereto and incorporated herein by reference.
99.1	Press Release, dated April 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: April 28, 2026	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

-3-